Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE RECEIVES FIRST DIRECT ORDER FROM EDING TELECOM FOR HARMONY ENHANCED

Ottawa, Canada, April 19, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a global supplier of packet microwave radio systems, today announced it has received a first direct order from an existing customer, Eding Telecom, who previously purchased FlexiPacket MultiRadio (FPMR) though a channel. The order from the Bosnian system integrator for third-generation, all-outdoor Harmony Enhanced packet microwave radios marks the beginning of a joint direct commercial relationship and a transition to DragonWave next generation technology.

The Harmony Enhanced radios will be deployed to expand an existing FlexiPacket MultiRadio based data transport network, operated by a major utility company JP Elektroprivreda BiH, providing electricity to customers in the Federation of Bosnia and Herzegovina. Selection of the Harmony Enhanced platform was based upon its superior spectral efficiency, RF performance and inherent technological capabilities needed to meet operators’ future requirements. In addition to supplying Harmony Enhanced radios, the project includes an upgrade of DragonWave’s’ NetViewer to provide a single network management platform supporting our legacy radio platforms and next generation microwave systems..

“There are advantages for us to extend our relationship with DragonWave by establishing direct commercial ties,” said Mr. Maid Turčinović, CEO, Eding Telecom. “The Harmony Enhanced fills a critical role in our network expansion plans, and provides advanced technology that assures our customers will continue to receive reliable, high quality service today and for the future.”

Harmony Enhanced allows operators to cost effectively scale networks with the industry’s leading system gain, highest spectral efficiency and increased capacity.  The Enhanced platform provides FPMR customers the benefits of being able to reuse existing antennas, cabling, and powering solutions to minimize sparing and inventory costs of adding a new platform to their network.

“We are pleased to continue our relationship with Eding Telecom now directly and for the first time we are supplying them with Harmony Enhanced,” said Peter Allen, President and CEO, DragonWave. “We are confident that they see differential benefit from this platform.”

About Eding Telecom

Eding Telecom, company based in Sarajevo, Bosnia and Herzegovina, is a local market leader in infrastructural solutions within the fields of telecommunications and energy and automation. Company provides a wide range of services such as site acquisition, project planning, solution development, project management, manufacturing, implementation and commissioning. Both fields of interests are supported by their own solution design and manufacturing within the metal industry, with main focus on infrastructural elements such as antenna poles, mounts, equipment housing, electrical cabinets, and manufacturing of their own substations. Having a broad range of services to offer gives the company opportunity to be a market leader not only in service provisioning but also in quality, excellence and customer satisfaction. With more than 20 years of experience, Eding Telecom is continuously adapting new technologies, solutions and methods with main goal to support the new and upcoming markets.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Peter Allen
Marketing Communications	Interprose	CEO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	pallen@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-408- 778-2024	Tel: +1-613-599-9991